EXHIBIT B

VERIFICATION OF PEKIN HARDY STRAUSS, INC.

The undersigned states that he has duly executed the attached application dated March 5, 2025 for and on behalf of Pekin Hardy Strauss, Inc.; that he is co-Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PEKIN HARDY STRAUSS, INC.

By:	/s/ Joshua Strauss
Name:	Joshua Strauss
Title:	Co-Chief Executive Officer